Calculation of Filing Fee Tables
S-8
DELUXE CORP
Table 1: Newly Registered Securities
	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
1	Other	Deferred Compensation Obligations	Other			$ 10,000,000.00	0.0001531	$ 1,531.00
Total Offering Amounts:						$ 10,000,000.00		$ 1,531.00
Total Fee Offsets:								$ 0.00
Net Fee Due:								$ 1,531.00
Offering Note
[1]	Represents unsecured obligations of Deluxe Corporation (the "Registrant") to pay deferred compensation in the future in accordance with the terms of the Deluxe Corporation Deferred Compensation Plan (2024 Restatement) (the "Plan"). Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) of the Securities Act of 1933, as amended.